The Prudential Series Fund, Inc.
For the fiscal year ended 12/31/03
File number 811-40896

SUB-ITEM 77D
Policies With Respect to Security Investment

THE PRUDENTIAL SERIES FUND, INC.
SUPPLEMENT DATED NOVEMBER 19, 2003 to
PROSPECTUS DATED MAY 1, 2003

________________________________________________________

SP Small/Mid Cap Value Portfolio

	Effective on or about January 20, 2004, the name of the SP Small/Mid Cap Value
Portfolio will change to the SP Goldman Sachs Small
Cap Value Portfolio. Effective on or
about January 20, 2004, each section of the prospectus is replaced as noted below:

INVESTMENT OBJECTIVES AND PRINCIPAL STRATEGIES OF
THE PORTFOLIOS

SP Goldman Sachs Small Cap Value Portfolio

Investment Objective:  long-term growth of capital.

We normally invest at least 80% of the Portfolio's investable assets (net assets plus any borrowings made for investment purposes) in small capitalization companies. The 80% requirement applies at the time the Portfolio invests its assets. The Portfolio generally defines small capitalization stocks as stocks of companies with a capitalization of $4 billion or less. While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.


	Principal Risks:
*	company risk
*	foreign investment risk
*	liquidity risk
*	management risk
*	market risk
*	portfolio turnover risk
	. . . . . . .

	MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS
INVEST - Investment Objectives and Policies




	SP Goldman Sachs Small Cap Value Portfolio

	The investment objective of this Portfolio is long-term growth of capital. While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.

	The Portfolio is managed by Goldman Sachs Asset Management, L.P. (GSAM). The Portfolio normally invests at least 80% of its investable assets in small capitalization companies.
The Portfolio will not change this policy unless it provides 60 days written prior notice to contract owners. The Portfolio generally defines small capitalization stocks as stocks of companies with a capitalization of $4 billion or less.

	The Portfolio seeks to achieve its objective through investments primarily in equity securities of small capitalization companies that are believed to be undervalued in the marketplace. Typically, in choosing stocks, the subadviser looks for companies using the subadviser's value investment philosophy. The subadviser seeks to identify:

	(1) Well-positioned businesses that have:
*	Attractive returns on capital;
*	Sustainable earnings and cash flow;
*	Strong company management focused on long-term
returns to shareholders.

	(2) Attractive valuation opportunities where:
*	The intrinsic value of the business is not reflected
in the stock price.

The stocks in which the Portfolio generally invests are those which, in the subadviser's judgment, are selling below their intrinsic value and at prices that do not adequately reflect the company?s long-term business potential. Selected smaller stocks may be undervalued because they are often overlooked by many investors, or because the public is overly pessimistic about a company's prospects. Accordingly, their prices can rise either as a result of improved business fundamentals, particularly when earnings grow faster than general expectations, or as more investors come to recognize the company's underlying potential. The price of shares in relation to book value, sales, asset value, earnings, dividends and cash flow, both historical and prospective, are key determinants in the security selection process. These criteria are not rigid, and other stocks may be included in the Portfolio if they are expected to help it attain its objective.

The Portfolio may engage in various derivative strategies to reduce certain risks of its investments and to enhance income. The Portfolio may purchase and sell options on equity securities or stock indices. The Portfolio may purchase and sell stock index futures contracts and options on these futures contracts for certain hedging and risk management purposes. New financial products and risk management techniques continue to be developed, and the Portfolio may use these new investments and techniques to the extent consistent with its investment objective and policies.

The Portfolio may invest up to 25% of its net assets (at the time of investment) in securities (of the type described above) that are primarily traded in foreign countries.
The Portfolio may also enter into forward foreign currency exchange contracts in connection with its investments in foreign securities. The Portfolio may also purchase and sell foreign currency options on U.S. exchanges or U.S. over-the-counter markets.

The Portfolio may also invest in preferred stock and bonds that have attached warrants and convertible debt and convertible preferred stock. The
Portfolio may also enter into swaps
and repurchase agreements.

The Portfolio may, for temporary defensive purposes or pending other investments, invest in high-quality, short-term debt obligations of banks, corporations or the U.S.
government. While the Portfolio is in a defensive position, its ability to achieve its investment objective of long-term growth of capital will be limited.

.. . . . . . .


	HOW THE FUND IS MANAGED -- Investment Subadvisers

Goldman Sachs Asset Management, L.P. (GSAM) serves as the subadviser to the SP Goldman
Sachs Small Cap Value Portfolio. GSAM, along with other units of the Investment Management
Division of Goldman, Sachs & Company (Goldman Sachs), managed approximately $314.5 billion in assets as of June 30, 2003.

.. . . . . . . . . .

	HOW THE FUND IS MANAGED -- Portfolio Managers

SP Goldman Sachs Small Cap Value Portfolio

GSAM employs a team-based approach to managing the Portfolio. The primary portfolio managers responsible for management of the SP Goldman
Sachs Small Cap Value Portfolio are
Eileen Rominger, Chip Otness, Lisa Parisi and Kelly Flynn.
Ms. Rominger, Managing
Director, joined Goldman Sachs as senior portfolio manager and Chief Investment Officer of the Value Equity team in 1999. From 1981 to 1999, she worked at Oppenheimer Capital, most recently as portfolio manager. Mr. Otness, Vice President, oined Goldman Sachs as a senior portfolio manager in 2000. From 1998 to 2000, he headed Dolphin Asset Management.
From 1970 to 1998, Mr. Otness worked at J.P. Morgan, most recently as a managing director and senior portfolio manager responsible for small-cap institutional equity investments.
Ms. Parisi, Vice President, joined Goldman Sachs as a portfolio manager in August 2001.
From December 2000 to August 2001, she was a portfolio manager at John A. Levin & Co. Mr.
Flynn, Vice President, joined Goldman Sachs as a portfolio manager in April 2002. Prior to joining Goldman Sachs, Mr. Flynn spent 3 years at Lazard Asset Management where he was a portfolio manager for the Small/Mid Cap Value products.


.. . . . . . . . .


Effective on or about January 20, 2004, the section of the Statement of Additional
Information titled "Investment Objectives and Policies of the Portfolios -- Other
Investment Practices of the SP Large Cap Value and
SP Small/Mid Cap Value Portfolios" is
deleted in its entirety.

Effective on or about January 20, 2004, the section of the Statement of Additional
Information titled "Investment Restrictions -- Fundamental
Investment Restrictions
Applicable only to SP Large Cap Value Portfolio and
SP Small/Mid Cap Value Portfolio" is
revised to delete all non-fundamental investment limitations or restrictions.









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